File No. 812-15121

UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

New York Life Insurance and Annuity Corporation,

NYLIAC Variable Annuity Separate Account—I,

NYLIAC Variable Annuity Separate Account—II,

NYLIAC Variable Annuity Separate Account—III,

NYLIAC Variable Annuity Separate Account—IV,

NYLIAC Variable Universal Life Separate Account—I,

NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,

NYLIAC Private Placement Variable Universal Life Separate Account—I, and

NYLIAC Private Placement Variable Universal Life Separate Account—II

Communications, Notice and Order to: Erica E. Carrig, Esq. New York Life Insurance and Annuity Corporation 51 Madison Avenue New York, New York 10010	Questions and Copies of Communications, Notice and Order to: Richard T. Choi, Esq. Carlton Fields, P.A. 1025 Thomas Jefferson St., N.W. Suite 400 West Washington, D.C. 20007

October 26, 2020

1 of 53

The exhibit index appears on page 52

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of	)
)
New York Life Insurance and Annuity Corporation,	)
NYLIAC Variable Annuity Separate Account—I,	)
NYLIAC Variable Annuity Separate Account—II,	)
NYLIAC Variable Annuity Separate Account—III,	)
NYLIAC Variable Annuity Separate Account—IV,	)
NYLIAC Variable Universal Life Separate Account—I,	)
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I,	)
NYLIAC Private Placement Variable Universal Life Separate Account—I,and	)
NYLIAC Private Placement Variable Universal Life Separate Account—II	)
)
)
File No. 812-15121)
)

THIRD AMENDED AND RESTATED

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

New York Life Insurance and Annuity Corporation (“NYLIAC”), NYLIAC Variable Annuity Separate Account—I (“VA I”), NYLIAC Variable Annuity Separate Account—II (“VA II”), NYLIAC Variable Annuity Separate Account—III (“VA III”), NYLIAC Variable Annuity Separate Account—IV (“VA IV”), NYLIAC Variable Universal Life Separate Account—I (“VUL I”), NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I (“Corporate VUL I”), NYLIAC Private Placement Variable Universal Life Separate Account—I (“Private VUL I”), and NYLIAC Private Placement Variable Universal Life Separate Account—II (“Private VUL II”)1 hereby file this third amended and restated application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the proposed substitutions of the securities described herein (the “Proposed Substitutions”). NYLIAC and the Separate Accounts are hereinafter referred to collectively as the “Applicants.”

1 VA I, VA II, VA III, VA IV, VUL I, Corporate VUL I, Private VUL I, and Private VUL II are sometimes referred to individually as a “Separate Account” and collectively as the “Separate Accounts.”

I. STATEMENT OF FACTS

A. NYLIAC

NYLIAC is a Delaware stock life insurance company that is licensed to sell life, accident and health insurance, and annuities in the District of Columbia and all states. NYLIAC is an indirect wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company that has been in business since 1845 (“New York Life”).

B. The Separate Accounts

NYLIAC serves as the depositor of the Separate Accounts, which are segregated asset accounts of NYLIAC established under Delaware law pursuant to resolutions of NYLIAC’s Board of Directors to fund the variable annuity contracts and variable universal life insurance policies described in Appendix A hereto (the “VA Contracts” and “VUL Policies,” respectively; each a “Contract,” and collectively, the “Contracts”). Each Separate Account, except for Private VUL I and Private VUL II,2 is registered under the 1940 Act as a unit investment trust.3 Interests under the Contracts, except for Contracts issued through Private VUL I and Private VUL II,4 are registered under the Securities Act of 1933, as amended (the “1933 Act”).5 Each Separate Account meets the definition of “separate account” contained in Section 2(a)(37) of the 1940 Act.

Each Separate Account is divided into subaccounts (each a “Subaccount,” collectively, the “Subaccounts”). Each Subaccount invests in the securities of a single portfolio of an underlying insurance-dedicated mutual fund (“Portfolio”). Purchase payments under the Contracts are allocated to one or more Subaccounts. Income, gains, and losses, whether or not realized, from assets allocated to a Separate Account are, as provided in the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of NYLIAC. That portion of the assets of each Separate Account that is equal to the reserves and other Contract liabilities with respect to such Separate Account is not chargeable with liabilities arising out of any other business of NYLIAC.

C. The Contracts

The Contracts include the VA Contracts and the VUL Policies listed in Appendix A hereto. The Contracts may be issued as individual or group Contracts. Contract owners and participants in group Contracts (each a “Contract Owner” and collectively, the “Contract Owners”) may allocate some or all of their Contract value (“Contract value”)

2 Private VUL I and Private VUL II are exempt from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) thereof.

3 The 1940 Act registration statements for the Separate Accounts are identified in Appendix A hereto.

4 Contracts issued through Private VUL I and Private VUL II are sold without registration under the 1933 Act in reliance on the private offering exemption of Section 4(2) of the 1933 Act and Regulation D thereunder.

5 The 1933 Act registration statements for the securities are identified in Appendix A hereto.

to one or more Subaccounts that are available as investment options under the Contracts. In addition, Contract Owners may, if provided for under their Contracts, allocate some or all of their Contract value to a fixed account investment option that is supported by the assets of NYLIAC’s general account.

Each Contract permits its owner to transfer all or a portion of the Contract value from one Subaccount to another at any time, subject to certain policy limitations, as well as potential restrictions if NYLIAC determines that such transfers may disadvantage or potentially harm the rights and interests of other policyholders. No sales charge applies to any such transfer of Contract value among Subaccounts. None of the Contracts currently assess a transfer charge; however, NYLIAC reserves the right to impose a transfer charge not to exceed $30 for each transfer over 12 in a given Contract year ($100 for private placement contracts). No transfer charges will apply in connection with the Proposed Substitutions.

Under the Contracts, NYLIAC reserves the right to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio. The prospectuses or offering documents, as applicable, for the Contracts include appropriate disclosure of this reservation of right.

II. THE PROPOSED SUBSTITUTIONS

A.	The Existing Portfolios and the Replacement Portfolios

NYLIAC, on behalf of itself and its Separate Accounts, proposes to exercise its contractual right to substitute shares of one Portfolio for that of another Portfolio by replacing the shares of four (4) existing Portfolios listed below (the “Existing Portfolios”) that are held in Subaccounts of their Separate Accounts with shares of the corresponding replacement Portfolios listed below (the “Replacement Portfolios”).

Substitution	Existing Portfolio	Replacement Portfolio	Participating Separate Accounts
1	MainStay VP Indexed Bond Portfolio—Initial Class	Fidelity® VIP Bond Index Portfolio—Initial Class	• VUL I
	MainStay VP Indexed Bond Portfolio—Service Class	Fidelity® VIP Bond Index Portfolio—Service Class 2	• VA I • VA II • VA III • VA IV
2	Victory Variable Insurance Diversified Stock Fund – Class A	MainStay VP MacKay S&P 500 Index Portfolio – Initial Class[6]	• VUL I • VA I

6 Generally, NYLIAC’s VA Contracts offer 12b-1 class shares and NYLIAC’s VUL Policies offer non-12b-1 class shares. There are limited exceptions to this general standard. For example, certain VA Contracts issued prior to June 2, 2003 only offer Initial Class shares of the MainStay VP MacKay S&P 500 Index Portfolio. For such contracts, Class A Shares of the Victory Variable Insurance Diversified Stock

(Continued on next page...)

Substitution	Existing Portfolio	Replacement Portfolio	Participating Separate Accounts
	Shares		• VA II • VA III
	Victory Variable Insurance Diversified Stock Fund – Class A Shares	MainStay VP MacKay S&P 500 Index Portfolio – Service Class[6]	• VA I • VA II • VA III • VA IV
3	LVIP SSgA International Index Fund—Standard Class	Fidelity® VIP International Index Portfolio – Initial Class	• VUL I
4	Invesco VI American Value Fund – Series I	MFS® VIT III Mid Cap Value Portfolio – Initial Class	• VUL I, • Corporate VUL I • Private VUL I • Private VUL II
	Invesco V.I. American Value Fund – Series II	MFS® VIT III Mid Cap Value Portfolio – Service Class	• VA I • VA II • VA III • VA IV

Proposed Substitution 2 will replace an Existing Portfolio unaffiliated with the Applicants to a Replacement Portfolio that is a series of MainStay VP Funds Trust (the “Trust”) and for which New York Life Investment Management LLC (the “Manager”), an indirect wholly-owned subsidiary of New York Life, serves as the investment manager.

The Trust and the Manager may rely on an order7 from the Commission that permits the Manager, subject to certain conditions, including approval of the Board, including a majority of Trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, and without the approval of shareholders, to: (i) select certain wholly-owned and/or non-affiliated investment sub-advisers8 to manage all or a portion of the assets of each series pursuant to an investment sub-advisory agreement with each sub-adviser; and

Fund will be substituted for Initial Class shares of the MainStay VP MacKay S&P 500 Index Portfolio. For VA Contracts issued on or after June 2, 2003, Class A Shares of the Victory Variable Insurance Diversified Stock Fund will be substituted for Service Class shares of the MainStay VP MacKay S&P 500 Index Portfolio, consistent with the existing structure for those contracts with respect to the MainStay VP MacKay S&P 500 Index Portfolio.

7 The MainStay Funds et al., Investment Company Act Release No. 31597 (May 11, 2015) (notice); Investment Company Act Release No. 31663 (Jun. 8, 2015) (order) (File No. 812-14360) (“Manager of Managers Order”). The application for the Manager of Managers Order is referred to herein as the “Manager of Managers Application. ”

8 Certain portfolios may rely on the Manager of Managers Order as it relates to both wholly-owned subadvisors and unaffiliated subadvisors, while other portfolios may rely on the Manager of Managers Order only as it relates to unaffiliated subadvisors. For purposes of the Manager of Managers Order, a “subadvisor” for a series is a subadvisor that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Manager, or (2) a sister company of the Manager that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Manager, or (3) not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the series, the applicable trust, or the Manager, except to the extent that an affiliation arises solely because the subadvisor serves as a subadvisor to one or more series.

(ii) materially amend sub-advisory agreements with the sub-advisers. The Manager of Managers Order exempts the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements. The Manager of Managers Order also provided the Trust and the Manager relief from various disclosure requirements. The Manager of Managers Order extends to the MSVP S&P 500 Index Portfolio, and the prospectus for the MSVP S&P 500 Index Portfolio discloses the existence, substance, and effect of the Manager of Managers Order.

B.	Reasons for the Proposed Substitutions

The Proposed Substitutions are part of an ongoing effort by NYLIAC to make its Contracts more attractive to existing and prospective Contract Owners. The Applicants believe the Proposed Substitutions will help to accomplish these goals for the following reasons:

1.    Lower Portfolio Operating Expenses. For each Proposed Substitution, the total annual operating expenses (before and after expense waivers and reimbursements) for each Replacement Portfolio are lower than those of the corresponding Existing Portfolio. Also, for each Proposed Substitution except Proposed Substitution 4, the combined management fee and 12b-1 fee (if applicable) for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the corresponding Existing Portfolio. The Applicants believe that lower Portfolio expenses will appeal to both existing and prospective Contract Owners.

2. No Expense to Contract Owners. Finally, the Proposed Substitutions are designed to provide Contract Owners with the ability to continue their investment in a similar investment option without interruptions and at no additional cost to them. In this regard, NYLIAC or an affiliate will bear all expenses and transaction costs incurred in connection with the Proposed Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract Value for each Contract Owner impacted by the Proposed Substitutions will not change as a result of the Proposed Substitutions. Because the Proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Proposed Substitutions. What effect the Proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Portfolios and Replacement Portfolios, which the Applicants cannot predict. Nevertheless, the Applicants note that at the time of the Proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

For these reasons and the reasons discussed below, the Applicants believe that substituting the Replacement Portfolios for each of the corresponding Existing Portfolios is appropriate and in the best interests of the Contract Owners.

C.	Comparison of the Existing Portfolios and the Replacement Portfolios

Set out below is a discussion of some of the similarities and differences between the Existing Portfolios and Replacement Portfolios based on a review of their most recent prospectuses. Additional side-by-side comparisons of the Existing Portfolios and Replacement Portfolios appear in Appendices B – C hereto.

1.

Investment Advisers and Subadvisers. Substitution 1 involves moving the assets attributable to the Contracts from an Existing Portfolio managed by an affiliate of NYLIAC to a Replacement Portfolio managed by an investment adviser who is not an affiliate of NYLIAC. Substitution 2 involves moving the assets attributable to the Contracts from an Existing Portfolio managed by an investment adviser who is not an affiliate of NYLIAC to a Replacement Portfolio managed by an affiliate of NYLIAC. For Substitutions 3 and 4, none of the investment advisers to the Existing Portfolios or Replacement Portfolios are affiliates of NYLIAC. Specifically, the Proposed Substitutions will involve the following investment advisers and Subadvisers:

Substitution	Existing Portfolio Adviser/Subadviser	Replacement Portfolio Adviser	Replacement Portfolio Subadviser(s)
1	New York Life Investment Management LLC (“NYLIM”)/NYL Investors LLC	Fidelity Management & Research Company (“FMR”)	Fidelity Investments Money Management, Inc. (“FIMM”) and other investment advisers.
2	Victory Capital Management, Inc.	NYLIM	MacKay Shields LLC
3	Lincoln Investment Advisors Corporation (“LIA”)/SSGA Funds Management, Inc. (“SSGA FM”)	FMR	Geode Capital Management, LLC (“Geode”) and FMR Co., Inc. (“FMRC”).
4	Invesco Advisers, Inc. (“Invesco”)/various affiliated subadvisers	Massachusetts Financial Services Company (“MFS”)	N/A

2.	Investment Objectives, Principal Investment Strategies and Risks.

In each of the Proposed Substitutions, the investment objective, principal investment strategies and principal risks of each Existing Portfolio are similar or substantially similar to those of the corresponding Replacement Portfolio.

A side-by-side comparison of the investment objectives, principal investment strategies, and principal risks, appears in Appendix B, hereto. The following is a narrative comparison of certain similarities and differences among the Existing Portfolios and corresponding Replacement Portfolios.

Proposed Substitution 1: The Applicants seek to replace a passively-managed fixed income fund with a comparable passively-managed fixed income fund. The Applicants submit that the investment objectives and principal investment strategies of the Existing Portfolio and the Replacement Portfolio are substantially similar. The investment objective of both the Existing Portfolio and the Replacement Portfolio includes seeking investment results that correspond to the performance of the fixed income securities in the Bloomberg Barclays U.S. Aggregate Bond Index. The Existing Portfolio normally invests at least 80% of the fund’s assets in fixed income securities that the subadviser believes will correspond to the performance of the Bloomberg Barclays U.S. Aggregate Bond Index. The Replacement Portfolio normally invests at least 80% of the fund’s assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index. Both Portfolios also may use derivative investments and both describe the risks of exposure to foreign securities. Certain differences exist among the Portfolios. For example, each Portfolio’s prospectus describes a different investment process for tracking the target index. Despite certain differences, the Applicants submit that the Replacement Portfolio will continue to provide an attractive option to Contract Owners seeking a passively-managed U.S. fixed income index fund.

Proposed Substitution 2: The Applicants seek to replace an actively-managed equity fund with a passively-managed equity index fund. The Applicants submit that the Existing and Replacement Portfolios’ investment objectives and principal investment strategies are substantially similar. The investment objective of the Existing Portfolio is long-term growth of capital; the Replacement Portfolio seeks to match the total return of the S&P 500 Index. Both of the Portfolios seek to achieve their objectives by investing principally in a broad selection of larger U.S. equities. Certain differences exist among the Portfolios. For example, the Existing Portfolio generally uses an active management investment approach (investing in both growth and value securities), while the Replacement Portfolio uses a more passive strategy to track its target index and may use derivatives. The Existing Portfolio also includes sector risk, foreign securities risk and turnover risk as principal risks. Despite certain differences, the Applicants submit that the Replacement Portfolio will continue to provide an attractive option to Contract Owners seeking exposure to a core U.S. equity strategy.

Proposed Substitution 3: The Applicants seek to replace a passively-managed international index fund with another passively-managed international index fund. The Applicants submit that the Existing and Replacement Portfolios’ investment objectives and principal investment strategies are substantially similar. The investment objective of the Existing Portfolio is to approximate the performance of a broad based index of non-U.S. foreign securities. The investment objective of the Replacement Portfolio is to provide investment results that correspond to the total return of foreign developed and emerging stock markets. Both Portfolios pursue their investment objectives by investing in securities of foreign companies.

However certain differences exist. The Existing Portfolio invests primarily in securities of companies located in developed countries outside the United States, whereas the Replacement Portfolio invests in foreign developed and emerging stock markets. The Existing Portfolio also seeks to track the MSCI EAFE Index, whereas the Replacement Portfolio seeks to replicate the returns of the Fidelity Global ex U.S. Index. Despite these differences, the Applicants note that both Portfolios seek to track indexes that are broad based indexes of non-U.S. foreign securities, and both Portfolios invest in larger foreign companies. The Applicants also note that the benchmark of the Existing Portfolio (the MSCI EAFE® Index) is substantially similar to the benchmark of the Replacement Portfolio (Fidelity Global ex U.S. Index). From its first full month of performance data in October 2011 through June 30, 2020, the Fidelity Global ex U.S. Index has displayed a 0.974 (97.4%) correlation in monthly performance to the MSCI EAFE Index. The Existing Portfolio specifically lists currency risks, liquidity risk, exchange-traded fund risk, and futures risk as principal risks. The Replacement Portfolio includes lending securities as a principal strategy. Despite certain differences, the Applicants submit that the Replacement Portfolio will continue to provide an attractive option to Contract Owners seeking exposure to a passively-managed fund that invests in securities of companies located outside the United States.

Proposed Substitution 4: The Applicants seek to replace a value-oriented actively-managed equity fund with a value-oriented actively-managed mid-cap equity fund. The Applicants submit that the Existing and Replacement Portfolios’ investment objectives and principal investment strategies are substantially similar. The investment objective of the Existing Portfolio is long-term capital growth. The investment objective of the Replacement Portfolio is capital appreciation. Both Portfolios invest primarily in equity securities of mid-capitalization companies and both include investments in REITs and foreign securities as part of their principal strategies. Both Portfolios include value investing risk, liquidity, foreign risk and focus risk as principal risks. However, certain differences exist. For example, the Existing Portfolio invests, under normal circumstances, at least 65% of its net assets in equity securities of mid-capitalization companies. The Replacement Portfolio normally invests at least 80% of its net assets in issuers with medium market capitalizations. However, although there is a difference in the strategy, the Applicants note that in practice, both Portfolios have historically invested at least 80% in equity securities of mid-capitalization companies. In addition, the Existing Portfolio includes derivatives risk and small-capitalization companies risks as principal risks. Despite certain differences, however, the Applicants submit that the Replacement Portfolio will continue to provide an attractive option to Contract Owners seeking exposure to a value-oriented mid-cap equity fund.

3.     Fees and Expenses and Net Assets.

A complete side-by-side comparison of fees and expenses for each Proposed Substitution appears in Appendix C, hereto.

For each Proposed Substitution, the total annual operating expenses (before and after expense waivers and reimbursements) for each Replacement Portfolio are lower than those of the corresponding Existing Portfolio. Also, for each Proposed Substitution except Proposed Substitution 4, the combined management fee and 12b-1 fee (if applicable) for the Replacement Portfolio is lower than the combined management fee and 12b-1 fee for the corresponding Existing Portfolio. For any Replacement Portfolio share class that imposes a 12b-1 fee, the maximum 12b-1 fee is 0.25%.

Consequently, Contract Owners affected by the Proposed Substitutions may expect fees and expenses in the Replacement Portfolios to be lower than the corresponding Existing Portfolios.

A side-by-side comparison of the net asset values of the Existing Portfolios and corresponding Replacement Portfolios also appears in Appendix C, hereto.

4.     Performance History.

The following table shows average annual total returns as of December 31, 2019, as presented in the 2019 annual report for each Existing Portfolio and each Replacement Portfolio (fiscal year ending December 31, 2019).

Replacement Portfolio Existing Portfolio	1 year	5 years	10 years	Since Inception	Inception date
Fidelity® VIP Bond Index Portfolio—Initial Class	8.38%	N/A	N/A	6.01%	4/19/2018
Fidelity® VIP Bond Index Portfolio—Service Class 2	8.13%	N/A	N/A	5.76%	4/19/2018
MainStay VP Indexed Bond Portfolio—Initial Class	8.30%	N/A	N/A	3.31%	5/1/2017
MainStay VP Indexed Bond Portfolio—Service Class	8.03%	N/A	N/A	3.06%	5/1/2017
MainStay VP MacKay S&P 500 Index Portfolio – Initial Class	31.25%	11.53%	13.26%	N/A	1/29/1993
MainStay VP MacKay S&P 500 Index Portfolio – Service Class	30.92%	11.15%	12.98%	N/A	6/5/2003[9]
Victory Variable Insurance Diversified Stock Fund—Class A Shares	28.39%	7.22%	9.79%	N/A
Fidelity® VIP International Index Portfolio-Initial Class	21.53%	N/A	N/A	2.30%	4/17/2018
LVIP SSgA International Index Fund—Standard Class	21.58%	5.47%	5.12%	N/A
MFS® VIT III Mid Cap Value Portfolio – Initial Class	31.12%	8.38%%	12.65%	N/A

9 Inception date of Service Class is 6/5/2003; inception date of Portfolio is 1/29/1993.

Replacement Portfolio Existing Portfolio	1 year	5 years	10 years	Since Inception	Inception date
MFS® VIT III Mid Cap Value Portfolio – Service Class	30.71%	8.10%	12.36%	N/A
Invesco VI American Value Fund – Series I	25.03%	4.74%	10.39%	N/A	1/2/1997
Invesco VI American Value Fund – Series II	24.71%	4.48%	10.16%	N/A	5/5/2003

D.	Procedures for the Proposed Substitution

1. Prospectus Supplements. The Proposed Substitutions requested in this Application will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, “Supplements”) and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected (the “Effective Date”). Each Supplement will give the relevant Contract Owners notice of NYLIAC’s intent to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Effective Date. Each Supplement also will advise Contract Owners that for thirty (30) days before the Effective Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Existing Portfolios (“Existing Portfolio Subaccounts”) to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the Proposed Substitutions; (b) advise Contract Owners that any Contract value remaining in an Existing Portfolio Subaccount on the Effective Date will be transferred to the Subaccount investing in the corresponding Replacement Portfolio (“Replacement Portfolio Subaccount”), and that the Proposed Substitutions will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Effective Date, NYLIAC will permit Contract Owners to make transfers of Contract value out of a Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, NYLIAC will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio Subaccount for at least thirty (30) days after the Effective Date.

The Applicants will send the Supplements and the summary prospectuses for the Replacement Portfolios to all existing Contract Owners at least 30 days prior to the Effective Date. The Contract prospectus and Supplement, and the summary prospectuses for the Replacement Portfolios will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

2. Confirmation Statements. In addition to the Supplement distributed to Contract Owners, within five (5) business days after the Effective Date, Contract Owners will be sent a written confirmation of the completed Proposed Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934, as amended. The confirmation statement will include or be accompanied by a statement that reiterates the free transfer rights disclosed in the Supplement.

3. Redemption and Purchase of Shares.   The Proposed Substitutions will take place at the Existing and Replacement Portfolios’ relative per share net asset values determined on the Effective Date in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder. Accordingly, the Proposed Substitutions will have no negative financial impact on any Contract Owner. The Proposed Substitutions will be effected by having each applicable Existing Portfolio Subaccount redeem its Existing Portfolio shares in cash on the Effective Date at net asset value per share and purchase shares of the corresponding Replacement Portfolio at net asset value per share calculated on the same date. The Proposed Substitutions will be effected by redeeming shares of an Existing Portfolio for cash and using the cash to purchase shares of the Replacement Portfolio.

4. Limits on Expenses.   NYLIAC or an affiliate will pay all expenses and transaction costs of the Proposed Substitutions, including all legal, accounting, and brokerage expenses relating to the Proposed Substitutions, the below described disclosure documents, and this Application. No costs of the Proposed Substitutions will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitutions, nor will their rights or the obligations of NYLIAC under the Contracts be altered in any way. The Proposed Substitutions will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitutions than before the Proposed Substitutions. The charges for optional living benefit riders, of course, may change from time to time and any such changes would be unrelated to the Proposed Substitutions. No fees will be charged on the transfers made on the Effective Date because the Proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or, if applicable, for determining the number of remaining permissible transfers in a Contract year.

In addition, with respect to Proposed Substitution 2 the Manager will enter into a written contract with the MainStay VP MacKay S&P 500 Index Portfolio whereby during the two years following the Effective Date the total annual operating expenses after taking into account applicable fee waivers and expense reimbursements (hereinafter, “annual net operating expenses”) of the MainStay VP MacKay S&P 500 Index Portfolio will not exceed the annual net operating expenses of the Victory VI Diversified Stock Fund for the fiscal year ended December 31, 2019. With respect to Proposed Substitution 4, for a period of two (2) years commencing on the Effective Date and for those Contracts with assets allocated to the Invesco VI American Value Fund on the Effective Date, NYLIAC will, no later than the last business day of each fiscal quarter, make a corresponding reduction in Separate Account (or Subaccount) expenses to the extent that annual net operating expenses of the MFS® VIT III Mid Cap Value Portfolio for such period exceeds, on an annualized basis, the total annual net operating expenses of the Invesco VI American Value Fund for fiscal year 2019.

III. REQUEST FOR AN ORDER OF APPROVAL

PURSUANT TO SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue an order approving a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 26(c) (then denominated as Section 26(b)) was enacted as part of the Investment Company Act Amendments of 1970 (“1970 Amendments”). Prior to the 1970 Amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days after such substitution. In 1966, the Commission was concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in a unit investment trust following a substitution.10 The Commission recommended that Section 26 be amended to require that a proposed substitution of the underlying investments of a trust receive prior Commission approval. Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by a unit investment trust. The Senate Report on the bill explained the purpose of Section 26(c) as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.11

10 House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

11 S. Rep. No. 184, 91st Cong., 1st Sess. 41 (1969); H. Rep. No. 1382, 91st Cong., 2d. Sess. 33 (1970).

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.12 Moreover, a Contract Owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer unless the Commission approves that substitution.

B.	Basis for Section 26(c) Order

The Proposed Substitutions are in furtherance of the exercise, by NYLIAC, of rights reserved under the Contracts and disclosed in prospectuses relating thereto. Furthermore, the terms and conditions of the Proposed Substitutions are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. The Proposed Substitutions will not result in the type of costly forced redemption that Section 26(c) was intended to guard against and, for the following reasons, are consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

(1)

The Proposed Substitutions will not be effected unless NYLIAC determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Proposed Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitutions.

(2)

NYLIAC or its affiliates will pay all expenses and transaction costs of the Proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract Owners to effect the Proposed Substitutions.

(3)

The Proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by

12 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

the Applicants. The Proposed Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

(4)

The Proposed Substitutions will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitutions.

(5)

The rights or obligations of the Applicants under the Contracts of affected Contract Owners will not be altered in any way. The Proposed Substitutions will not adversely affect any riders under the Contracts since each Replacement Portfolio is an allowable Investment Option for use with such riders.

(6)

Affected Contract Owners will be permitted to make at least one transfer of Contract value from the Subaccount investing in the Existing Portfolios (before the Effective Date) or each applicable Replacement Portfolio (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, NYLIAC will not exercise any right it may have under the Contract to impose restrictions on transfers between the Subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

(7)

All affected Contract Owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of the Existing Portfolios with the Replacement Portfolios; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, NYLIAC will deliver to all affected Contract Owners, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Portfolio.

(8)

NYLIAC will deliver to each affected Contract Owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Proposed Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

(9)

In addition, with respect to Proposed Substitution 2 the Manager will enter into a written contract with the MainStay VP MacKay S&P 500 Index Portfolio whereby during the two years following the Effective Date the annual net operating expenses of the MainStay VP MacKay S&P 500 Index Portfolio will not exceed the annual net operating expenses of the Victory VI Diversified Stock Fund for the fiscal year ended December 31, 2019. With respect to Proposed Substitution 4, for a period of two (2) years commencing on the Effective Date and for those Contracts with assets allocated to the Invesco VI American

Value Fund on the Effective Date, NYLIAC will, no later than the last business day of each fiscal year, make a corresponding reduction in Separate Account (or Subaccount) expenses to the extent that the annual net operating expenses of MFS® VIT III Mid Cap Value Portfolio for such period exceeds, on an annualized basis, the total annual net operating expenses of the Invesco VI American Value Fund for fiscal year 2019. The Applicants further agree that separate account charges of any Subaccounts investing in the Proposed Substitution 2 and 4 Replacement Portfolios for any Contract Owner on the Effective Date will not be increased at any time during the two year period following the Effective Date.

(10)

With respect to Proposed Substitutions 1, 3 and 4, the Applicants will not receive, for three years from the Effective Date, any direct or indirect benefits paid by the applicable Replacement Portfolios, their advisers or underwriters (or their affiliates), in connection with assets attributable to Contracts affected by the applicable Substitutions, at a higher rate than the Applicants have received from the corresponding Existing Portfolio, its advisers or underwriters (or their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration, or other service fees, revenue sharing, or other arrangements in connection with such assets. Proposed Substitutions 1, 3 and 4, and the selection of the applicable Replacement Portfolios was not motivated by any financial consideration paid or to be paid to NYLIAC or its affiliates by the applicable Replacement Portfolios, their advisers, underwriters or their affiliates.

C.	Applicable Precedents

The Applicants submit that the Proposed Substitutions are consistent with the protection of investors and the policy and provisions of the 1940 Act and supported by applicable precedent.13

D.	Request for an Order of Approval

13 E.g., New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 32193 (Jul. 26, 2016) (notice); Investment Company Act Release No. 32227 (Aug. 23, 2016) (order) (File No. 812-14589) [hereinafter New York Life 1]; Minnesota Life Insurance Company, et al., Investment Company Act Release No. 30999 (Mar. 28, 2014) (notice); Investment Company Act Release No. 31028 ( Apr. 24, 2014) (order) (File No. 812-14203) [hereinafter Minnesota Life]; Lincoln National Life Insurance Company, et al., Investment Company Act Release No. 30468 (Apr. 18, 2013) (notice); Investment Company Act Release No. 30517 (May 14, 2013) (order) File No. 812-14063; Mutual of America Life Insurance Company et al., Investment Company Act Release No. 30292 (Dec. 5, 2012) (notice); Investment Company Act Release No. 30335 (Dec. 31, 2012) (order) (File No. 812-14059); New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 29923 (Jan. 19, 2012) (notice); Investment Company Act Release No. 29947 (Feb. 14, 2012) (order) (File No. 812-13903) [hereinafter New York Life 2]; TIAA-CREF Life Insurance Company, et al., Investment Company Act Release Nos. 29687

(Continued on next page...)

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitutions. The Applicants submit that, for all the reasons stated above, the Proposed Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

IV. CONCLUSION

For the reasons set forth in this Application, the Applicants submit that the Proposed Substitutions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

V. PROCEDURAL MATTERS

1.        Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

2.        The Applicants, desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3.        Pursuant to Rule 0-2 under the Act, the Applicants hereby declare that this Application for a Commission order is signed by an authorized person on behalf of each of the Applicants pursuant to the general authority vested in such person by the appropriate charter documents and/or by resolution of each Board or pursuant to the appropriate charter documents of each Applicant, pursuant to Rule 0-2 under the Act, and/or by verification required by Rule 0-2(d) under the Act attached as Exhibit A to this Application, and further declare that such authorizations remain in full force and effect.

4.        All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Pursuant to Rule 0-2(c) the resolutions authorizing the officers of each Applicant to sign and file the Application were previously filed as Exhibit B to the application filed on April 8, 2020. These resolutions remain in full force and effect.

(June 1, 2011) (notice) and 29709 (June 28, 2011) (order) (File No. 812-13791); and New York Life Insurance and Annuity Corporation, et al., Investment Company Act Release No. 27112 (Oct. 5, 2005) (notice); Investment Company Act Release No. 27138 (Oct. 31, 2005) (order) (File No. 812-13229).

APPENDIX A

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

NYLIAC Variable Annuity Separate Account—I	033-53342	811-07280	October 15, 1992	New York Life Flexible Premium Variable Annuity (993-190)
NYLIAC Variable Annuity Separate Account—II	033-53344	811-07282		New York Life Flexible Premium Variable Annuity (993-190)

NYLIAC Variable Annuity Separate Account—III	033-87382	811-08904	November 30, 1994	• New York Life Variable Annuity (995-190) • New York Life Access Variable Annuity o (200-090) (original) o (204-191)
• New York Life Access Variable Annuity (f/k/a MainStay Access Variable Annuity) (200-090) • New York Life Plus Variable Annuity (f/k/a MainStay Plus Variable Annuity) (999-190)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

• New York Life Essentials Variable Annuity (202-192) • New York Life Plus II Variable Annuity (f/k/a MainStay Plus II Variable Annuity) (202-192)
NYLIAC Variable Annuity Separate Account—III	333-80535			• New York Life Flexible Premium Variable Annuity (000-190)
NYLIAC Variable Annuity Separate Account—III	333-30706

•  New York Life Premium Plus Variable Annuity (f/k/a MainStay Premium Plus Variable Annuity) (200-190)

•  New York Life Premium Plus II Variable Annuity (f/k/a MainStay Premium Plus II Variable Annuity) (203-190)

•  New York Life Premium Plus Variable Annuity (200-195)

•  New York Life Premium Plus II Variable Annuity (203-195)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

NYLIAC Variable Annuity Separate Account—III	333-81530			• New York Life Select Variable Annuity (202-190) • New York Life Select Variable Annuity (f/k/a MainStay Select Variable Annuity) (202-190)
NYLIAC Variable Annuity Separate Account—III	333-156018

•  New York Life Premier Plus Variable Annuity (208-192)

•  New York Life Premier Plus Variable Annuity II (ICC15-P302 and 215-P302))

•  New York Life Premier Variable Annuity (208-191)

•  New York Life Premier Variable Annuity II (ICC15-P301 and 215-P301)

NYLIAC Variable Annuity Separate Account—III	333-158552			• New York Life Complete Access Variable Annuity (208-190) # • New York Life Complete Access Variable Annuity II (ICC15-P300 and 215-P300) #

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

NYLIAC Variable Annuity Separate Account – III	333-172046			• New York Life Flexible Premium Variable Annuity II (ICC11-P110 and 211-P110) • New York Life Flexible Premium Variable Annuity III (ICC15-P303 and 215-P303)
NYLIAC Variable Annuity Separate Account – III	333-178743			• New York Life Income Plus Variable Annuity (ICC11-P105 and 211-P105)# • New York Life Income Plus Variable Annuity II (ICC15-P100 and 215-P100)#
NYLIAC Variable Annuity Separate Account – III	333-219399			• New York Life Premier Variable Annuity – FP Series
NYLIAC Variable Annuity Separate Account—IV	333-106806	811-21397	June 10, 2003	• New York Life Elite Variable Annuity (203-193) • New York Life Elite Variable Annuity (f/k/a MainStay Elite Variable Annuity) (203-193) • New York Life Premium Plus Elite Variable Annuity (204-193)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

NYLIAC Variable Annuity Separate Account—IV	333-130068			• New York Life Longevity Benefit Variable Annuity (206-193) • New York Life Longevity Benefit Variable Annuity (f/k/a MainStay Longevity Benefit Variable Annuity) (206-193)
NYLIAC Variable Annuity Separate Account—IV	333-156019

•  New York Life Premier Plus Variable Annuity (208-192)

•  New York Life Premier Plus Variable Annuity II (ICC15-P302 and 215-P302)

•  New York Life Premier Variable Annuity (208-191)

•  New York Life Premier Variable Annuity II (ICC15-P301 and 215-P301)

NYLIAC Variable Annuity Separate Account—IV	333-172044			• New York Life Flexible Premium Variable Annuity II (ICC11-P110 and 211-P110)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions

• New York Life Flexible Premium Variable Annuity III (ICC15-P303 and 215-P303)
NYLIAC Variable Annuity Separate Account—IV	333-219400			• New York Life Premier Variable Annuity – FP Series
NYLIAC Variable Universal Life Separate Account—I	033-64410	811-07798	June 4, 1993	Flexible Premium Variable Universal Life (793-90)*
NYLIAC Variable Universal Life Separate Account—I	333-79309			NYLIAC Variable Universal Life 2000* o (799-90) (original) o (302-90)
NYLIAC Variable Universal Life Separate Account—I	333-39157			NYLIAC Survivorship Variable Universal Life*# o (797-150) (original) o (302-150)
NYLIAC Variable Universal Life Separate Account—I	333-47728			NYLIAC Single Premium Variable Universal Life*# o (301-95) (original) o (302-95) o (303-95)
NYLIAC Variable Universal Life Separate Account —I	333-102674			NYLIAC Variable Universal Life Provider*# o (300-30) (original)

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions
o (300-31)
NYLIAC Variable Universal Life Separate Account—I	333-147707			• New York Life Survivorship Variable Universal Life Accumulator* (308-150) • New York Life Variable Universal Life Accumulator* (308-30)
NYLIAC Variable Universal Life Separate Account—I	333-156513			New York Life Legacy Creator Single Premium Variable Universal Life* (308-95)#
NYLIAC Variable Universal Life Separate Account—I	333-16664			New York Life Lifetime Wealth Variable Universal Life** # • (10310-90)
NYLIAC Variable Universal Life Separate Account—I	333-190312			New York Life Variable Universal Life Accumulator Plus (313-30)*
NYLIAC Variable Universal Life Separate Account—I	333-222196			New York Life Variable Universal Life Accumulator II (317-30P)*
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-48300	811-07697	May 24, 1996	CorpExec VUL: Corporate Executive Series Variable Universal Life

Separate Account	’33 Act #	’40 Act #	Date of Creation	Contracts Affected by the Proposed Substitutions
o CorpExec II-V (300-40)*** o CorpExec VI (307-43)****
NYLIAC Corporate Sponsored Variable Universal Life Separate Account—I	333-161336			NYLIAC CorpExec Accumulator Variable Universal Life**** (309-20)
NYLIAC Private Placement Variable Universal Life Separate Accounts — I & II	N/A	N/A	December 10, 2001	• NYLIAC CorpExec Private Placement Variable Universal Life***** o CEPPVUL II (304-46C) (Group) o CEPPVUL II (304-47) o CEPPVUL III (315-47C) (Group) o CEPPVUL III (315-47)

The variable annuity contracts listed above in Separate Account III offer 100 Subaccounts; the variable annuity contracts in Separate Account IV offer 76 Subaccounts. The variable universal life policies listed above denoted with asterisks offer the following number of Subaccounts:

* 77 Subaccounts.

** 60 Subaccounts.

*** 132 Subaccounts.

**** 129 Subaccounts.

***** 136 Subaccounts

# Reflects registration statements no longer updated annually in reliance on the relief provided in the Great-West Life Insurance Company, SEC Staff No Action Letter (Oct. 23, 1990).

APPENDIX B

Proposed Substitution 1

Existing Portfolio	Replacement Portfolio
MainStay VP Indexed Bond Portfolio	Fidelity® VIP Bond Index Portfolio

Investment Objective

The Portfolio seeks investment results that correspond to the total return performance of fixed-income securities in the aggregate, as represented by the Portfolio’s primary benchmark index..

Investment Objective

The Portfolio seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Bloomberg Barclays U.S. Aggregate Bond Index.

.

Principal Investment Strategies

The Portfolio, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in fixed-income securities that NYL Investors LLC, the Portfolio’s Subadvisor, believes will correspond to the performance of the Bloomberg Barclays U.S. Aggregate Bond Index. The Bloomberg Barclays U.S. Aggregate Bond Index covers the U.S. investment grade fixed rate bond market, with components for government and corporate securities, mortgage pass-through securities, asset-backed securities and commercial mortgage-backed securities. Index funds, such as the Portfolio, seek to match the return on their respective indices gross of fees, unlike other actively managed funds which generally seek to beat an index or indices. No attempt is made to manage the Portfolio in an active manner by using economic, financial or market analysis.

The Portfolio may invest in U.S. dollar-denominated foreign securities that are issued by companies organized outside the United States.

The Portfolio may also invest in variable rate notes, floaters and mortgage-related and asset-backed securities.

The Portfolio may invest in mortgage dollar rolls, which are transactions in which the Portfolio sells securities from its portfolio to a counterparty from whom it simultaneously agrees to buy a similar security on a delayed delivery basis.

Principal Investment Strategies

The Adviser normally invests at least 80% of the fund’s assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index. The index is a broad based, market-value-weighted benchmark that measures the performance of the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market. The index is composed of U.S. dollar denominated, investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities.

The Adviser may use statistical sampling techniques to attempt to replicate the returns of the index using a smaller number of securities. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as duration, maturity, interest rate sensitivity, security structure, and credit quality. The Adviser expects the fund’s investments will approximate the broad market sector weightings of the index within a range of ±10%.

The fund may not track the index because differences between the index and the fund’s portfolio can cause differences in performance. In addition, expenses and transaction costs, the size and frequency of cash flows into and out of the fund, and differences between how and when the fund and the Index are valued can cause differences in performance.

The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether

Existing Portfolio	Replacement Portfolio

The Portfolio may invest up to 20% of its total assets in options and futures contracts to maintain cash reserves while being fully invested, to facilitate trading or to reduce transaction costs. The Portfolio may invest in such derivatives to try to enhance returns, improve correlation or reduce the risk of loss by hedging certain of its holdings.

Investment Process: The Subadvisor employs an analytical approach to tracking the securities that comprise the Bloomberg Barclays U.S. Aggregate Bond Index. Using this method, the Portfolio invests in fixed-income securities which, in the aggregate, are expected to correspond to the performance of the Bloomberg Barclays U.S. Aggregate Bond Index. Changes in the characteristics or the composition of the Bloomberg Barclays U.S. Aggregate Bond Index may, from time to time, warrant adjustments to the Portfolio’s portfolio. The correlation between the investment performance of the Portfolio and the Bloomberg Barclays U.S. Aggregate Bond Index is expected to be at least 0.95, on an annual basis, before fees and expenses. A correlation of 1.00 would indicate perfect correlation, which would be achieved when the net asset value of the Portfolio, including the value of its dividend and capital gains distributions, increases or decreases in exact proportion to changes in the Bloomberg Barclays U.S. Aggregate Bond Index.

The weighted average life of the securities in the Portfolio’s portfolio will approximate the weighted average life of securities in the Bloomberg Barclays U.S. Aggregate Bond Index, which will vary from time to time. The weighted average life of the Bloomberg Barclays U.S. Aggregate Bond Index as of February 28, 2019 was 8.07 years.

The Subadvisor may sell a security if it believes the security will no longer contribute to meeting the investment objective of the Portfolio.

the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund’s assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund’s derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser’s outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund’s exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.

To earn additional income for the fund, the Adviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.

The fund will invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry or group of industries.

If the Adviser’s strategies do not work as intended, the fund may not achieve its objective.

Principal Risks Market Risk: The value of the Portfolio’s investments may fluctuate because of changes in the markets in which the Portfolio invests,	Principal Risks Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates.

Existing Portfolio	Replacement Portfolio

which could cause the Portfolio to underperform other funds with similar investment objectives and strategies. Such changes may be rapid and unpredictable. From time to time, markets may experience periods of stress for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased redemptions of Portfolio shares. Such conditions may add significantly to the risk of volatility in the net asset value of the Portfolio’s shares.

Portfolio Management Risk: The investment strategies, practices and risk analyses used by the Subadvisor may not produce the desired results. In addition, the Portfolio may not achieve its investment objective, including during periods in which the Subadvisor takes temporary positions in response to unusual or adverse market, economic or political conditions, or other unusual or abnormal circumstances.

Yield Risk: There can be no guarantee that the Portfolio will achieve or maintain any particular level of yield.

Index Strategy Risk: The Portfolio employs an index strategy that invests in fixed-income securities which, in the aggregate, are expected to correspond to the performance of the Bloomberg Barclays U.S. Aggregate Bond Index regardless of market trends. Therefore, the adverse performance of a particular security ordinarily will not result in the elimination of the security from the Portfolio’s portfolio. If the value of the Bloomberg Barclays U.S. Aggregate Bond Index declines, the net asset value of shares of the Portfolio are also likely to decline. Also, the Portfolio’s fees and expenses will reduce the Portfolio’s returns, unlike those of the index.

Debt Securities Risk: The risks of investing in debt or fixed-income securities include (without limitation): (i) credit risk, e.g., the issuer or guarantor of a debt security may be unable or unwilling (or be perceived as unable or unwilling) to make timely principal and/or interest payments or otherwise honor its obligations; (ii) maturity risk, e.g., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, e.g., low demand for debt

In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security’s price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. Securities with floating interest rates can be less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much as interest rates in general. Securities whose payment at maturity is based on the movement of all or part of an index and inflation-protected debt securities may react differently from other types of debt securities.

Foreign Exposure. Foreign securities and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. All of these factors can make foreign investments more volatile than U.S. investments.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers or providers in, or foreign exchange rates with, a different country or region.

Prepayment. Many types of debt securities, including mortgage securities, are subject to prepayment risk. Prepayment risk occurs when the issuer of a security can repay principal prior to the security’s maturity. Securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. In addition, the potential impact of prepayment features on the price of a debt security can be difficult to predict and result in greater volatility.

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty,

Existing Portfolio	Replacement Portfolio

securities may negatively impact their price; (iv) interest rate risk, e.g., when interest rates go up, the value of a debt security generally goes down, and when interest rates go down, the value of a debt security generally goes up (long-term debt securities are generally more susceptible to interest rate risk than short-term debt securities); (v) call or prepayment risk, e.g., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Portfolio’s income if the proceeds are reinvested at lower interest rates; and (vi) extension risk, (e.g., if interest rates rise, repayments of debt securities may occur more slowly than anticipated by the market, which may drive the prices of these securities down because their interest rates are lower than the current interest rate and the securities remain outstanding longer).

Interest rates in the United States are near recent historic lows, and the Portfolio currently faces a heightened level of interest rate risk. To the extent the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) continues to raise the federal funds rate, there is a risk that interest rates across the financial system may rise, possibly significantly and/or rapidly. Rising interest rates or lack of market participants may lead to decreased liquidity and increased volatility in the fixed-income or debt markets, making it more difficult for the Portfolio to sell its fixed-income or debt holdings. Decreased liquidity in the fixed-income or debt markets also may make it more difficult to value some or all of the Portfolio’s fixed-income or debt holdings. Generally, when market interest rates fall, prices of fixed-rate debt rise. However, such an increase in price may be mitigated by other market factors, including distortions in asset correlation. In addition, when market interest rates fall, certain fixed-rate debt may be adversely affected (e.g., instruments with a negative duration or instruments subject to prepayment risk).

Not all U.S. government debt securities are guaranteed by the U.S. government—some are backed only by the issuing agency, which must rely on its own resources to repay the debt. The Portfolio’s yield will fluctuate with changes in short-term interest rates.

changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be more sensitive to these changes than higher-quality debt securities.

Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, transaction costs, imperfect correlation between the fund’s securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the shares outstanding of the component securities. In addition, the fund may not be able to invest in certain securities in its index or invest in them in the exact proportions in which they are represented in the index due to regulatory restrictions. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund’s ability to achieve close correlation with its index.

Passive Management Risk. An index fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, an index fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The structure and composition of an index fund’s index will affect the performance, volatility, and risk of the index and, consequently, the

Existing Portfolio	Replacement Portfolio

Correlation Risk: The Portfolio’s ability to track the Bloomberg Barclays U.S. Aggregate Bond Index may be affected by, among other things, transaction costs; changes in either the composition of the Bloomberg Barclays U.S. Aggregate Bond Index or the number of bonds outstanding for the components of the Bloomberg Barclays U.S. Aggregate Bond Index; and timing and amount of purchases and redemptions of the Portfolio’s shares. Therefore, there is no assurance that the investment performance of the Portfolio will equal or exceed that of the Bloomberg Barclays U.S. Aggregate Bond Index.

Mortgage Dollar Roll Transaction Risk: A mortgage dollar roll is a transaction in which the Portfolio sells mortgage-related securities from its portfolio to a counterparty from whom it simultaneously agrees to buy a similar security on a delayed delivery basis. Mortgage dollar roll transactions are subject to certain risks, including the risk that securities returned to the Portfolio at the end of the roll, while substantially similar, may be inferior to what was initially sold to the counterparty.

Mortgage Pass-Through Securities Risk: Investments in mortgage pass-through securities are subject to similar market risks as fixed-income securities, which include, but are not limited to, interest rate risk, credit risk, prepayment risk, and extension risk.

Foreign Securities Risk: Investments in foreign (non-U.S.) securities may be riskier than investments in U.S. securities. Differences between U.S. and foreign regulatory regimes and securities markets, including less stringent investor protections and disclosure standards of some foreign markets and less liquid trading markets and political and economic developments in foreign countries, may affect the value of the Portfolio’s investments in foreign securities. Foreign securities may also subject the Portfolio’s investments to changes in currency rates. Changes in the value of foreign currencies may make the return on an investment go up or down, unrelated to the quality or performance of the investment itself. These risks may be greater with respect to securities of companies that conduct their business activities in emerging markets or performance, volatility, and risk of the fund. The fund will be concentrated to approximately the same extent that the fund’s index concentrates in the securities of issuers in a particular industry.

Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund’s ability to pursue its investment strategies.

Existing Portfolio	Replacement Portfolio

whose securities are traded principally in emerging markets.

Floaters and Variable Rate Notes Risk: Floaters and variable rate notes provide for a periodic adjustment in the interest rate paid on the securities. The rate adjustment intervals may be regular and range from daily up to annually, or may be based on an event, such as a change in the prime rate. Floating and variable rate notes may be subject to greater liquidity risk than other debt securities, meaning that there may be limitations on the Portfolio’s ability to sell the securities at any given time. Securities with floating interest rates generally are less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much or as fast as interest rates in general. Such securities also may lose value.

Mortgage-Related and Other Asset-Backed Securities Risk: Investments in mortgage-related securities (such as mortgage-backed securities) and other asset-backed securities generally involve a stream of payments based on the underlying obligations. These payments, which are often part interest and part return of principal, vary based on the rate at which the underlying borrowers repay their loans or other obligations. Asset-backed securities are subject to the risk that borrowers may default on the underlying obligations and that, during periods of falling interest rates, these obligations may be called or prepaid and, during periods of rising interest rates, obligations may be paid more slowly than expected. Impairment of the underlying obligations or collateral, such as by non-payment, will reduce the security’s value. Enforcing rights against such collateral in events of default may be difficult or insufficient. The value of these securities may be significantly affected by changes in interest rates, the market’s perception of issuers, and the creditworthiness of the parties involved. These securities may have a structure that makes their reaction to interest rate changes and other factors difficult to predict, making their value highly volatile.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies may expose the Portfolio

Existing Portfolio	Replacement Portfolio

to greater risk than if it had invested directly in the underlying instrument and often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it originally invested and would have lost had it invested directly in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the contract, and may not correlate perfectly to the underlying instrument. Futures and other derivatives also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying asset, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Derivatives may also increase the expenses of the Portfolio.

Liquidity and Valuation Risk: Securities purchased by the Portfolio may be illiquid at the time of purchase or liquid at the time of purchase and subsequently become illiquid due to, among other things, events relating to the issuer of the securities, market events, operational issues, economic conditions, investor perceptions or lack of market participants. The lack of an active trading market may make it difficult to sell or obtain an accurate price for a security. If market conditions or issuer specific developments make it difficult to value securities, the Portfolio may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security’s sale. As a result, an investor could pay more than the market value when buying Portfolio shares or receive less than the market value when selling Portfolio shares. This could affect the proceeds of any redemption or the number of shares an investor receives upon purchase.

The Portfolio is subject to the risk that it could not meet redemption requests without significant dilution of remaining investors’

Existing Portfolio	Replacement Portfolio

interests in the Portfolio. To meet redemption requests or to raise cash to pursue other investment opportunities, the Portfolio may be forced to sell securities at an unfavorable time and/or under unfavorable conditions, which may adversely affect the Portfolio.

Money Market/Short-Term Securities Risk: To the extent the Portfolio holds cash or invests in money market or short-term securities, the Portfolio may be less likely to achieve its investment objective. In addition, it is possible that the Portfolio’s investments in these instruments could lose money.

Proposed Substitution 2
Existing Portfolio	Replacement Portfolio
Victory Variable Insurance Diversified Stock Fund	MainStay VP MacKay S&P 500 Index Portfolio
Investment Objective The Victory Variable Insurance Diversified Stock Fund (the “Fund”) seeks to provide long-term growth of capital.

Investment Objective

The Portfolio seeks investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate as represented by the S&P 500® Index.

Principal Investment Strategies

The Adviser pursues the Fund’s investment objective by investing, under normal circumstances, at least 80% of its assets in common stock, which includes securities convertible or exchangeable into common stock traded on U.S. exchanges. The Fund’s investments include securities issued by established, large-cap companies, as well as securities of mid-cap companies. The Fund’s investments include foreign securities that are traded in the U.S., including American Depositary and Global Depositary Receipts (ADRs and GDRs).

The Fund invests in both growth and value securities:

◾ Growth securities are stocks of companies that the Adviser believes will experience earnings growth; and

◾ Value securities are stocks that the Adviser

Principal Investment Strategies

The Portfolio normally invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in stocks as represented in the Standard & Poor’s 500® Index (“S&P 500® Index”) in the same proportion, to the extent feasible.

The Portfolio may invest up to 20% of its total assets in options and futures contracts to maintain cash reserves, while being fully invested, to facilitate trading or to reduce transaction costs. The Portfolio may invest in such derivatives to try to enhance returns or reduce the risk of loss by hedging certain of its holdings.

Investment Process: MacKay Shields LLC, the Portfolio’s Subadvisor, uses statistical techniques to determine which stocks are to be purchased or sold to replicate the S&P 500® Index to the extent feasible. From time to time, adjustments

Existing Portfolio	Replacement Portfolio

believes are intrinsically worth more than their market value.

The Adviser employs both a top-down and bottom-up methodology to construct a diversified portfolio that avoids excessive sector and security concentrations. The Adviser pursues investments that it believes are statistically cheap or intrinsically undervalued given growth prospects, while trying to identify the presence of a catalyst for future growth (e.g., acquisition, new products, economic cycle or management change). The Adviser may sell a security if it believes the price objective for the stock has been reached, if more attractive opportunities are identified, or if the fundamentals of the company deteriorate.

From time to time, the Fund may focus its investments in companies in one or more economic sectors, including the information technology sector.

As a result of its investment strategy, the Fund may experience annual portfolio turnover in excess of 100%.

may be made in the Portfolio’s holdings because of changes in the composition of the S&P 500® Index. The correlation between the investment performance of the Portfolio and the S&P 500® Index is expected to be at least 0.95, before charges, fees and expenses, on an annual basis. A correlation of 1.00 would indicate perfect correlation, which would be achieved when the net asset value of the Portfolio, including the value of its dividend and capital gains distributions, increases or decreases in exact proportion to changes in the S&P 500® Index.

Principal Risks

Equity Risk – The value of the equity securities in which the Fund invests may decline in response to developments affecting individual companies and/or general economic conditions. A company’s earnings or dividends may not increase as expected. Price changes may be temporary or last for extended periods.

Stock Market Risk – Overall stock market risks may affect the value of the Fund. Factors such as domestic and international economic growth and market conditions, interest rate levels and political events affect the securities markets.

Large Capitalization Stock Risk – The securities of large cap companies may underperform the securities of smaller cap companies or the market as a whole. The growth rate of larger, more established companies may lag those of smaller companies, especially during periods of economic expansion.

Sector Risk – To the extent the Fund focuses in one or more sectors, such as the information

Principal Risks

Market Risk: The value of the Portfolio’s investments may fluctuate because of changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar investment objectives and strategies. Such changes may be rapid and unpredictable. From time to time, markets may experience periods of stress for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased redemptions of Portfolio shares. Such conditions may add significantly to the risk of volatility in the net asset value of the Portfolio’s shares.

Portfolio Management Risk: The investment strategies, practices and risk analyses used by the Subadvisor may not produce the desired results. In addition, the Portfolio may not achieve its investment objective, including during periods in which the Subadvisor takes temporary positions in response to unusual or adverse market, economic or political conditions, or other unusual or abnormal circumstances.

Existing Portfolio	Replacement Portfolio

technology sector, market or economic factors impacting those sectors could have a significant effect on the value of the Fund’s investments and could make the Fund’s performance more volatile. For example, the values of companies in the information technology sector are particularly vulnerable to economic downturns, short product cycles and aggressive pricing, market competition and changes in government regulation.

Investment Style Risk – Different types of investment styles, for example growth or value, tend to perform differently and shift into and out of favor with investors depending on changes in market and economic sentiment and conditions. As a result, the Fund’s performance may at times be worse than the performance of other mutual funds that invest more broadly or that have different investment styles.

Mid Capitalization Stock Risk – Mid-sized companies may be subject to a number of risks not associated with larger, more established companies, potentially making their stock prices more volatile and increasing the risk of loss.

Foreign Securities Risk – Foreign securities (including ADRs and GDRs) are subject to political, regulatory, and economic risks not present in domestic investments. Foreign securities could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts. Compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Foreign securities generally experience more volatility than their domestic counterparts. In addition, to the extent investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. Fluctuations in the exchange rates between the U.S. dollar and foreign currencies, currency exchange control regulations, and restrictions or prohibitions on the repatriation of foreign currencies may negatively affect an investment.

Portfolio Turnover Risk – Higher portfolio turnover ratios resulting from additional purchases and sales of portfolio securities will generally result in higher transaction costs and

Equity Securities Risk: Investments in common stocks and other equity securities are particularly subject to the risk of changing economic, stock market, industry and company conditions and the risks inherent in the portfolio managers’ ability to anticipate such changes that can adversely affect the value of the Portfolio’s holdings.

Index Strategy Risk: The Portfolio employs an index strategy that seeks to invest in stocks as represented in the S&P 500® Index. If the value of the S&P 500® Index declines, the net asset value of shares of the Portfolio will also decline. Also, the Portfolio’s fees and expenses will reduce the Portfolio’s returns, unlike those of the Index.

Correlation Risk: The Portfolio’s ability to track the S&P 500® Index may be affected by, among other things, transaction costs; changes in either the composition of the S&P 500® Index or the number of shares outstanding for the components of the S&P 500® Index; and timing and amount of purchases and redemptions of the Portfolio’s shares. Therefore, there is no assurance that the investment performance of the Portfolio will equal or exceed that of the S&P 500® Index.

Derivatives Risk: Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies may expose the Portfolio to greater risk than if it had invested directly in the underlying instrument and often involve leverage, which may exaggerate a loss, potentially causing the Portfolio to lose more money than it originally invested and would have lost had it invested directly in the underlying instrument. Derivatives may be difficult to sell, unwind or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable to honor its contractual obligations to the Portfolio. Futures may be more volatile than direct investments in the instrument underlying the contract, and may not correlate perfectly to the underlying instrument. Futures and other derivatives also may involve a small initial investment relative to

Existing Portfolio	Replacement Portfolio

Fund expenses and can lead to distribution of additional short-term capital gains to investors, which are taxed as ordinary income.

Management Risk – The portfolio manager may not execute the Fund’s principal investment strategy effectively.

You may lose money by investing in the Fund. There is no guarantee that the Fund will achieve its objective. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

By itself, the Fund does not constitute a complete investment plan and should be considered a long-term investment for investors who can afford to weather changes in the value of their investment.

the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying asset, the Portfolio may not be able to profitably exercise an option and may lose its entire investment in an option. Derivatives may also increase the expenses of the Portfolio.

Regulatory Risk: The Portfolio as well as the issuers of the securities and other instruments in which the Portfolio invests are subject to considerable regulation and the risks associated with adverse changes in laws and regulations governing their operations. In addition, regulatory authorities are in the process of adopting and implementing regulations governing derivatives markets, and although the ultimate impact of the regulations remains unclear, the regulations may adversely affect, among other things, the availability, value or performance of derivatives.

Market Capitalization Risk: To the extent the Portfolio invests in securities issued by small-, mid-, or large-cap companies, the Portfolio will be subject to the risks associated with securities issued by companies of the applicable market capitalization. Securities of small-cap and mid-cap companies may be subject to greater price volatility, significantly lower trading volumes, cyclical, static or moderate growth prospects and greater spreads between their bid and ask prices than securities of larger companies. Smaller capitalization companies frequently rely on narrower product lines and niche markets and may be more vulnerable to adverse business or market developments. Securities issued by larger companies may have less growth potential and may not be able to attain the high growth rates of successful smaller companies, especially during strong economic periods. In addition, larger companies may be less capable of responding quickly to competitive challenges and industry changes, including those resulting from improvements in technology, and may suffer sharper price declines as a result of earnings disappointments. There is a risk that the securities issued by companies of a certain market capitalization may underperform the broader market at any given time.

Proposed Substitution 3

Existing Portfolio	Replacement Portfolio
LVIP SSgA International Index Fund	Fidelity® VIP International Index Portfolio

Investment Objective

The investment objective of the LVIP SSGA International Index Fund (the “Fund”), is to seek to approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.

Investment Objective The fund seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.

Principal Investment Strategies

The Fund pursues its objective by investing primarily in the securities of companies located in developed countries outside the United States. When evaluating the Fund’s performance, the MSCI EAFE® Index is used as the benchmark. The MSCI EAFE® Index is a stock market index of foreign stock from 21 developed markets, but excludes those from the U.S. and Canada. The index targets coverage of 85% of the market capitalization of the equity market of all countries that are part of the index. The Fund may invest a large percent-age of its assets in issuers located in a single country, a small number of countries, or a particular geographic region. The Fund, under normal circumstances, invests at least 90% of its assets, determined at the time of purchase, in stocks held by the benchmark.

The sub-adviser invests in stock index futures to maintain market exposure and manage cash flow. The Fund may purchase other types of securities that are not primarily investments vehicles, for example American Depository Receipts, Global Depositary Receipts, European Depositary Receipts, and international equity exchange-traded funds (ETFs), cash equivalents. Although the Fund may employ foreign currency hedging techniques, it normally maintains the currency exposure of the underlying equity investments.

Principal Investment Strategies

Normally investing at least 80% of assets in securities included in the Fidelity Global ex U.S. IndexSM and in depository receipts representing securities included in the index. The Fidelity Global ex U.S. IndexSM is a float-adjusted market capitalization-weighted index designed to reflect the performance of non-U.S. large- and mid-cap stocks.

Using statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, earnings growth, country weightings, and the effect of foreign taxes to attempt to replicate the returns of the Fidelity Global ex U.S. IndexSM.

Lending securities to earn income for the fund.

Principal Risks Market Risk. The value of portfolio investments may decline. As a result, your investment in a fund may decline in value and	Principal Risks Stock Market Volatility. Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or

Existing Portfolio	Replacement Portfolio

you could lose money.

Passive Management Risk. Index funds invest in the securities of an index rather than actively selecting among securities. With an indexing strategy there is no attempt to manage volatility, use defensive strategies, or reduce the effects of any long-term period of poor investment performance.

Tracking Error Risk. The Fund’s performance may deviate substantially from the performance of the Index it tracks as a result of cash flows, Fund expenses, imperfect correlation between the Fund’s investments and the Index’s components, and other factors. While attempting to replicate the Index return, the Fund may invest in fewer than all of the securities in the Index and in some securities not included in the Index, potentially increasing the risk of divergence between the Fund’s return and that of the Index.

Value Stocks Risk. Value stocks tend to be inexpensive relative to their earnings or assets compared to other types of stocks, such as growth stocks. Value stocks can continue to be inexpensive for long periods of time, may not ever realize their potential value, and may even go down in price.

Growth Stocks Risk. Growth stocks, due to their relatively high market valuations, typically have been more volatile than value stocks. Growth stocks may not pay dividends, or may pay lower dividends, than value stocks and may be more adversely affected in a down market.

Medium-Cap Companies Risk. Securities issued by medium-sized companies may be subject to more abrupt market movements and may involve greater risks than investments in larger companies. These less developed, lesser-known companies may experience greater risks than those normally associated with larger companies. This is due to, among other things, the greater business risks of smaller size and limited product lines, markets, distribution channels, and financial and managerial resources.

Foreign Investments Risk. Foreign investments have additional risks that are not present when investing in U.S. investments.

economic developments. Different parts of the market, including different market sectors, and different types of securities can react differently to these developments.

Foreign and Emerging Market Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.

Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security’s or instrument’s value or result in delays in recovering securities and/or capital from a counterparty.

Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, transaction costs, sample selection, regulatory restrictions, and timing differences associated with additions to and deletions from its index.

Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers.

Securities Lending Risk. Securities lending involves the risk that the borrower may fail to

Existing Portfolio	Replacement Portfolio

Foreign currency fluctuations or economic or financial instability could cause the value of foreign investments to fluctuate. Additionally, foreign investments include the risk of loss from foreign government or political actions including; for example, the imposition of exchange controls, the imposition of tariffs, economic and trade sanctions or embargoes, confiscations, and other government restrictions, or from problems in registration, settlement or custody. Investing in foreign investments may involve risks resulting from the reduced availability of public information concerning issuers. Foreign investments may be less liquid and their prices more volatile than comparable investments in U.S. issuers.

Foreign Currency Risk. Foreign currency risk is the risk that the U.S. dollar value of foreign investments may be negatively affected by changes in foreign (non-U.S.) currency rates. Currency exchange rates may fluctuate significantly over short periods of time. In addition, currency management strategies may substantially change the Fund’s exposure to currency exchange rates and could negatively affect the value of the Fund’s foreign investments, if currencies do not perform as expected. Currency management strategies also may reduce the Fund’s ability to benefit from favorable changes in currency exchange rates.

Currency Management Strategy Risk. Currency management strategies, including cross-hedging, may substantially change exposure to currency exchange rates and could result in losses if currencies do not perform as expected. In addition, currency management strategies, to the extent that they reduce exposure to currency risks, also may reduce the ability to benefit from favorable changes in currency exchange rates. Furthermore, there may not be perfect correlation between the amount of expo-sure to a particular currency and the amount of securities in the portfolio denominated in that currency. Currency rates may also fluctuate significantly, reducing returns.

Regional Risk. The Fund will generally have more exposure to the specific market, currency, economic, political, regulatory, geopolitical, or other risks in the regions or countries in which it invests. As a result, the Fund could experience return the securities loaned in a timely manner or at all. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral.

Existing Portfolio	Replacement Portfolio

substantial illiquidity, volatility or reduction in the value of its investments, as compared to a more geographically-diversified fund.

Exchange-Traded Fund (“ETF”) Risk. ETFs generally reflect the risks of owning the underlying securities they hold, although lack of liquidity in ETF shares could result in the price of the ETF being more volatile.

Futures Risk. A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.

Depository Receipts Risk. Depository receipts are receipts issued by a bank or trust company and evidence ownership of underlying securities issued by foreign companies. Some foreign securities are traded in the form of American Depository Receipts (ADRs). Depository receipts are subject to the risks usually associated with foreign securities, including risks associated with investing in the particular country, including the political, regulatory, economic, social and other conditions or events occurring in the country, as well as fluctuations in its currency. In addition, ADR holders may not have all the legal rights of shareholders and may experience difficulty in receiving shareholder communications.

Liquidity Risk. Liquidity risk is the risk that securities holdings which are considered to be illiquid may be difficult to value. Illiquid holdings also may be difficult to sell, both at the time or price desired. Liquidity risk also may result from increased share-holder redemptions in the Fund. Furthermore, a potential rise in interest rates may result in a period of Fund volatility and increased redemptions, heightening liquidity risk. In addition, liquidity risk may result from the lack of an active market for fixed income securities, as well the reduced capacity of dealers to make a market for such securities.

Proposed Substitution 4

Existing Portfolio	Replacement Portfolio
Invesco V.I. American Value Fund	MFS® VIT III Mid Cap Value Portfolio
Investment Objective The Fund’s investment objective is long-term capital appreciation	Investment Objective The fund’s investment objective is to seek capital appreciation.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of U.S. issuers and in derivatives and other instruments that have economic characteristics similar to such securities. The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) it (alone or through its consolidated subsidiaries) derives 50% or more of its annual revenue from goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S.

Under normal market conditions, the Fund invests at least 65% of its net assets in equity securities of mid-capitalization companies. The principal type of equity security in which the Fund invests is common stock. The Fund also may invest in larger companies.

The Fund may invest up to 20% of its net assets in real estate investment trusts (REITs).

The Fund may invest up to 20% of its net assets in securities of foreign issuers and depositary receipts.

The Fund can invest in derivative instruments, including forward foreign currency contracts, futures contracts and options.

The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in issuers with medium market capitalizations. MFS generally defines medium market capitalization issuers as issuers with market capitalizations similar to those of issuers included in the Russell Midcap® Value Index (the Index) over the last 13 months at the time of purchase As of March 31, 2020, the range of the market capitalizations of the issuers in the Russell Midcap® Value Index was between approximately $72.9 million and $39.1 billion. MFS normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks, equity interests in real estate investment trusts (REITs), and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

MFS focuses on investing the fund’s assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies).

MFS may invest the fund’s assets in foreign securities.

MFS normally invests the fund’s assets across different industries and sectors, but MFS may invest a significant percentage of the fund’s assets in issuers in a single industry or sector. MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative screening tools that systematically evaluate issuers may also be considered.

For purposes of the fund’s 80% policy, net assets include the amount of any borrowings for

Existing Portfolio	Replacement Portfolio

The Fund can use options to seek alpha (return on investments in excess of the Russell Midcap® Value Index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

The Fund emphasizes a value style of investing. Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook. In selecting securities, the Adviser focuses on companies that it believes possess characteristics for improved valuation.

The Adviser looks for catalysts for change that may positively impact a company, such as improved operational efficiency, new management, an industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation as a result of the change taking place at the company.

The Adviser will consider selling a security if it reaches the Adviser’s estimate of fair value or if a more attractive investment opportunity is identified.

investment purposes.

Principal Risks

Depositary Receipts Risk. Investing in depositary receipts involves the same risks as direct investments in foreign securities. In addition, the underlying issuers of certain depositary receipts are under no obligation to distribute shareholder communications or pass through any voting rights with respect to the deposited securities to the holders of such receipts. The Fund may therefore receive less timely information or have less control than if it invested directly in the foreign issuer.

Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks.

Principal Risks

Equity Market Risk/Company Risk: Equity markets are volatile and can decline significantly in response to, or investor perceptions of, issuer, market, economic, industry, political, regulatory, geopolitical, and other conditions. These conditions can affect a single issuer or type of security, issuers within a broad market sector, industry or geographic region, or the equity markets in general. Certain events can have a dramatic adverse effect on equity markets and may lead to periods of high volatility in an equity market or a segment of an equity market.

Value Company Risk: The stocks of value companies can continue to be undervalued for long periods of time and not realize their expected value and can be more volatile than the market in general.

Mid Cap Risk: The stocks of mid cap

Existing Portfolio	Replacement Portfolio

Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by holding a position in the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative or the anticipated value of the underlying asset, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Derivatives strategies may not always be successful. For example, derivatives used for hedging or to gain or limit exposure to a particular market segment may not provide the expected benefits, particularly during adverse market conditions.

Foreign Securities Risk. The Fund’s foreign investments may be adversely affected by political and social instability, changes in economic or taxation policies, difficulty in enforcing obligations, decreased liquidity or increased volatility. Foreign investments also involve the risk of the possible seizure, nationalization or expropriation of the issuer or foreign deposits (in which the Fund could lose its entire investments in a certain market) and the possible adoption of foreign governmental restrictions such as exchange controls. Unless the Fund has hedged its foreign securities risk, foreign securities risk also involves the risk of negative foreign currency rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time.

companies can be more volatile and their shares can be less liquid than those of larger companies.

Foreign Risk: Exposure to foreign markets through issuers or currencies can involve additional risks relating to market, economic, industry, political, regulatory, geopolitical, and other conditions. These factors can make foreign investments, especially those in emerging and frontier markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market.

Real Estate Investment Trust Risk: The risks of investing in REITs include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; difficulties in valuing and disposing of real estate; fluctuations in interest rates and property tax rates; shifts in zoning laws, environmental regulations and other governmental action; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; overbuilding; losses due to casualty or condemnation; changes in property values and rental rates; the management skill and creditworthiness of the REIT manager; and other factors. The securities of smaller real estate-related issuers can be more volatile and less liquid than securities of larger issuers and their issuers can have more limited financial resources.

Focus Risk: Issuers in a single industry, sector, country, or region can react similarly to market, currency, political, economic, regulatory, geopolitical, and other conditions, and the fund’s performance will be affected by the conditions in the industries, sectors, countries and regions to which the fund is exposed.

Liquidity Risk: It may be difficult to value, and it may not be possible to sell, certain investments, types of investments, and/or investments in certain segments of the market, and the fund may have to sell certain of these investments at prices or times that are not advantageous in order to meet redemptions or other cash needs.

Existing Portfolio	Replacement Portfolio

Currency hedging strategies, if used, are not always successful.

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

REIT Risk/Real Estate Risk. Investments in real estate related instruments may be affected by economic, legal, cultural, environmental or technological factors that affect property values, rents or occupancies of real estate related to the Fund’s holdings. Shares of real estate related companies, which tend to be small- and mid-cap companies, may be more volatile and less liquid.

Sector Focus Risk. The Fund may from time to time invest a significant amount of its assets (i.e. over 25%) in one market sector or group of related industries. In this event, the Fund’s performance will depend to a greater extent on the overall condition of the sector or group of industries and there is increased risk that the Fund will lose significant value if conditions adversely affect that sector or group of industries.

Small- and Mid-Capitalization Companies Risks. Small- and mid-capitalization companies

Investment Selection Risk: MFS’ investment analysis and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Existing Portfolio	Replacement Portfolio

tend to be more vulnerable to changing market conditions, may have little or no operating history or track record of success, and may have more limited product lines and markets, less experienced management and fewer financial resources than larger companies. These companies’ securities may be more volatile and less liquid than those of more established companies, and their returns may vary, sometimes significantly, from the overall securities market.

Value Investing Style Risk. A value investing style subjects the Fund to the risk that the valuations never improve or that the returns on value equity securities are less than returns on other styles of investing or the overall stock market.

APPENDIX C—Fees and Expenses, and Net Assets Comparisons

Except as noted, the following tables compare the investment management fees, 12b-1 fees, and total operating expenses (before and after any waivers and reimbursements), based on information as presented in the applicable fund prospectuses dated on or about May 1, 2020 or as later supplemented, expressed as an annual percentage of average daily net assets, of each Existing Portfolio and corresponding Replacement Portfolio.

Additionally, the tables below compare the net assets for each Existing Portfolio and corresponding Replacement Portfolio, and show the net assets of each Existing Portfolio held by the Separate Accounts, each as of December 31, 2019.

PROPOSED SUBSTITUTION 1

	Existing Portfolio		Replacement Portfolio
	MainStay VP Indexed Bond Portfolio—Initial Class	MainStay VP Indexed Bond Portfolio— Service Class	Fidelity® VIP Bond Index Portfolio— Initial Class	Fidelity® VIP Bond Index Portfolio— Service Class 2
Management Fees	0.25%	0.25%	0.09%	0.09%
Distribution (12b-1) Fees	None	0.25%	None	0.25%
Other Expenses	0.05%	0.05%	0.05%	0.05%
Acquired Fund Fees and Expenses	N/A	N/A	N/A	N/A
Acquired Management Fees	N/A	N/A	N/A	N/A
Acquired Distr. (12b-1) Fees	N/A	N/A	N/A	N/A
Total Annual Fund Operating Expenses	0.30%	0.55%	0.14%	0.39%
Fee Waiver/Expense Reimbursement	N/A	N/A	N/A	N/A
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.30%	0.55%	0.14%	0.39%
40 Act Registration File	811-03833	811-03833	811-05361	811-05361
33 Act Registration File	002-86082	002-86082	033-17704	033-17704
Management Fee Breakpoints	0.25% on assets up to $1 billion; and 0.20% on assets over $1 billion.	0.25% on assets up to $1 billion; and 0.20% on assets over $1 billion.	N/A	N/A

Fund Net Assets (as of December 31, 2019)	$538,713,089 Initial Class: $422,162,880	$538,713,089 Service Class: $116,550,209	$259,520,386 Initial Class: $258,250,000	$259,520,386 Service Class 2: $1,167,000
Existing Portfolio Assets Held by Participating Separate Accounts (as of December 31, 2019)	Initial Class: $1,785,100	Service Class: $116,549,318	N/A

PROPOSED SUBSTITUTION 2

	Existing Portfolio	Replacement Portfolio
	Victory Variable Insurance Diversified Stock Fund - Class A Shares	MainStay VP MacKay S&P 500 Index Portfolio – Initial Class	MainStay VP MacKay S&P 500 Index Portfolio – Service Class
Management Fees	0.30%	0.16%	0.16%
Distribution (12b-1) Fees	0.25%	None	0.25%
Other Expenses	0.44%	0.03%	0.03%
Acquired Fund Fees and Expenses	N/A	N/A	N/A
Acquired Management Fees	N/A	N/A	N/A
Acquired Distr. (12b-1) Fees	N/A	N/A	N/A
Total Annual Fund Operating Expenses	0.99%	0.19%	0.44%
Fee Waiver/Expense Reimbursement	N/A	(0.07%)	(0.07%)
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.99%	0.12%	0.37%
40 Act Registration File	811-08979	811-03833
33 Act Registration File	333-62051	002-86082
Management Fee Breakpoints	N/A	0.16% on assets up to $2.5 billion; and 0.15% on assets over $2.5 billion.

Fund Net Assets (as of December 31, 2019)	$29,618,000 Class A: $29,618,000	$2,465,581,517 Initial Class: $1,123,942,745	$2,465,581,517 Service Class: $1,341,638,772
Existing Portfolio Assets Held by Participating Separate Accounts (as of December 31, 2019)	$26,538,246

PROPOSED SUBSTITUTION 3

	Existing Portfolio	Replacement Portfolio
	LVIP SSgA International Index Fund—Standard Class	Fidelity® VIP International Index Portfolio–Initial Class
Management Fees	0.40%	0.11%
Distribution (12b-1) Fees	None	None
Other Expenses	0.10%	0.06%
Acquired Fund Fees and Expenses	N/A	N/A
Acquired Management Fees	N/A	N/A
Acquired Distr. (12b-1) Fees	N/A	N/A
Total Annual Fund Operating Expenses	0.50%	0.17%[14]
Fee Waiver/Expense Reimbursement	(0.12%)[15]	N/A
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.38%	0.17%[16]
40 Act Registration File	811-08090	811-05511
33 Act Registration File	033-70742	033-20773
Management Fee Breakpoints	N/A	N/A

Fund Net Assets (as of December 31, 2019)	$3,185,358,375 Standard Class: $2,881,403,000 Service Class: $303,955,000	$135,341,411 Initial Class: $125,050,000 Service Class 2: $4,701,000
Existing Portfolio Assets Held by Participating Separate Accounts (as of December 31, 2019)	$2,477,733

14 Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because of acquired fund fees and expenses. For the period, acquired fund fees and expenses are less than 0.01% and are included in other expenses.

15 Lincoln Investment Advisors Corporation (the Adviser) has contractually agreed to waive the following portion of its advisory fee: 0.087% on the first $1 billion of the Fund’s average daily net assets; and 0.135% of the Fund’s average daily net assets in excess of $1 billion. The agreement will continue through at least April 30, 2021 and cannot be terminated before that date without the mutual agreement of the Fund’s Board of Trustees and Adviser.

16 Differs from the ratios of expenses to average net assets in the Financial Highlights section of the prospectus because of acquired fund fees and expenses. For the period, acquired fund fees and expenses are less than 0.01% and are included in other expenses.

PROPOSED SUBSTITUTION 4

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. American Value Fund – Series I	Invesco V.I. American Value Fund – Series II	MFS® Mid Cap Value Portfolio – Initial Class	MFS® Mid Cap Value Portfolio – Service Class
Management Fees	0.72%	0.72%	0.75%	0.75%
Distribution (12b-1) Fees	None	0.25%	None	0.25%
Other Expenses	0.20%	0.20%	0.06%	0.06%
Acquired Fund Fees and Expenses	N/A	N/A	N/A	N/A
Acquired Management Fees	N/A	N/A	N/A	N/A
Acquired Distr. (12b-1) Fees	N/A	N/A	N/A	N/A
Total Annual Fund Operating Expenses	0.92%	1.17%	0.81%	1.06%
Fee Waiver/Expense Reimbursement	N/A	N/A	N/A	N/A
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	0.92%	1.17%	0.81%	1.06%
40 Act Registration File	811-07452	811-07452	811-08879	811-08879
33 Act Registration File	033-57340	033-57340	333-59093	333-59093
Management Fee Breakpoints	0.72% of the first $1 billion; and 0.65% over $1 billion.	0.72% of the first $1 billion; and 0.65% over $1 billion.	0.75% of the first $1 billion; and 0.70% in excess of $1 billion.	0.75% of the first $1 billion; and 0.70% in excess of $1 billion.

Fund Net Assets (as of December 31, 2019)	$318,689,453 Series I: $84,799,000	$318,689,453 Series II: $233,890,000	$335,849,198 Initial Class: $261,832,000	$335,849,198 Service Class: $74,018,000
Existing Portfolio Assets Held by Participating Separate Accounts (as of December 31, 2019)	Series I: $7,222,390	Series II: $60,044,997	N/A

SIGNATURES

New York Life Insurance and Annuity Corporation has caused this Application to be duly signed on its behalf, in New York, New York on October 26, 2020.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION ON BEHALF OF ITSELF, AND ITS SEPARATE ACCOUNTS NAMED IN THIS APPLICATION

By:	/s/ Matthew Williams

Name: Matthew Williams
Title: Vice President

EXHIBIT INDEX

A. Rule 0-2(d) Verifications

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached third amended and restated Application, dated October 26, 2020 (“Application”), for and on behalf of New York Life Insurance and Annuity Company (“NYLIAC”) (acting both for itself and as depositor of its Separate Accounts named in the attached Application); that he is Vice President of NYLIAC; and that all action by the members of the Board of Directors of NYLIAC necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:    /s/ Matthew Williams

Name: Matthew Williams

Title:   Vice President